CONVENIENTCAST, INC.

January 17, 2012

Erin Wilson

John Reynolds

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Convenientcast, Inc.

Form 8-K

Filed November 1, 2011

Amendment to Form 8-K

Filed November 4, 2011

File No. 001-32032

Dear Ms. Wilson,

This letter is in conformation that the Company requested and the SEC granted an extension to file its response to your comment letter of Dec. 13, 2011 up to and including January 20, 2012.  The Company confirms that it intends to have a response edgarized by January, 20, 2012.

Very Truly Yours,

/s/ Marco Moran

Marco Moran, President

Convenientcast, Inc.